                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                QUESTEC.COM, INC.
                             -----------------------
                 (Name of Small Business Issuer in Its Charter)


                       Wyoming                               11-3445299
           -------------------------------                ----------------
           (State or Other Jurisdiction of                (I.R.S. Employer
           Incorporation or Organization)                Identification No.)


    160B West Industry Court, Deer Park, New York               11729
    ---------------------------------------------               -----
      (Address of Principal Executive Offices)               (Zip Code)


                                 (631) 243-1880
                                 --------------
                           (Issuer's telephone number)


Securities registered pursuant to Section 12(b) of the Act:

     Title of Each Class                          Name of Each Exchange on Which
     to be so Registered                          Each Class is to be Registered
     -------------------                          ------------------------------

     Common Stock, $0.0001 par value              OTC Bulletin Board


Securities registered pursuant to Section 12(g) of the Act:  None

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TABLE OF CONTENTS

Cover Page                                                                     1

Table of Contents                                                              2

Cautionary Statement Regarding Forward-Looking Information                     3

Part I                                                                         3

Description of Business                                                        3

Description of Property                                                       10

Directors, Executive Officers and Significant Employees                       10

Remuneration of Directors and officers                                        14

Security Ownership of Management and certain Security Holders                 14

Interest of Management and Others in Certain Transactions                     14

Securities Being Offered                                                      15

Part II                                                                       15

Market Price and Dividends on the Registrant's Common Equity and
Other Stockholder Matters                                                     15

Legal Proceedings                                                             18

Changes In and Disagreements with Accountants                                 18

Recent Sales of Unregistered Securities                                       18

Indemnification of Directors and Officers                                     18

Part F/S                                                                      19

Part III                                                                      19

Signatures                                                                    20

                                       2
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained under "Description of Business", and elsewhere in this Registration Statement on Form 10-SB, regarding matters that are not historical facts, are "forward-looking statements", as such term is defined in the Private Securities Litigation Reform Act of 1995 (promulgated under the Securities Act of 1933, as amended) and are subject to the safe-harbor created by that act. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward-looking statements. There are several important factors that could cause actual results to differ materially from those anticipated by the forward-looking statements contained in such discussions. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Registration Statement on Form 10-SB or to reflect the occurrence of unanticipated events.


PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.


Item 6.  Description of Business.

QuesTec.Com, Inc. (the "Company") is a Wyoming corporation originally incorporated on February 3, 1987 under the Company Act of British Columbia as SZL Sportsight, Inc. The name of the corporation was changed to Questec Imaging Inc. on April 29, 1996, and the corporation was then reorganized in Wyoming on May 18, 1998. The corporate name was changed to QuesTec.Com, Inc. on December 22, 1999.

Current Business

The Company is a technology-based information service provider, creating computer-generated, real-time virtual replays and in-game digital analysis content for professional sporting events covered on TV and the Internet. The Company also provides realistic content for future development of sports video games. The Company's patented products use a series of cameras, computers and sophisticated military-grade technology to track moving objects (such as balls or players) and instantly reconstruct digital 3D

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images which can be replayed in real-time, viewed from any angle, compared and analyzed. Such products are routinely and increasingly used during coverage of baseball, tennis and golf around the world, while development of new products for other sports continues. The Company's digital video content has been broadcast and used for analysis during coverage of such high-profile sporting events as the World Series, the Major League Baseball All-Star Game, the French Open, the ATP World Championships and World Cup Golf. The Company continues to provide its products and services to companies covering these three major sports throughout the year, including Fox Sports Productions, Fox SportsNet, NBC Sports, MSG Network, CBS Sportsline, Major League Baseball, ACTV, Williams ChoiceSeat, ZDF and ARD German National Television, France2 and France3 French National Television, The Golf Channel and The Sports Network.

Current Products

SuperVision PitchTrax. This is used in Major League Baseball ("MLB") to create virtual replays for television and provide a behind-the-scenes analysis tool for commentators. SuperVision PitchTrax tracks each pitch, then measures the speed, path and trajectory at various intervals as it approaches the strike zone.

Used for TV broadcast enhancement, coaching purposes and to provide strategical game information, SuperVision PitchTrax uses the Company's patented motion-tracking technology to create a three-dimensional view of the exact trajectory, movement, speed and ultimate plate-location of every pitch thrown during a game the instant after each pitch crosses home plate. Because SuperVision PitchTrax is a three-dimensional perspective, it can be shown from any angle or zoom level and it can better illustrate the true movement and location of the baseball than any TV camera angle can.

SuperVision PitchTrax replays can be shown from any one angle or can be animated from one perspective to others in its 3D environment which includes a digitally created field and background designed to look and feel like the actual stadium where the game is being played. In addition, because each pitch is automatically stored by the software (both throughout the game and throughout the season) any sequence of pitches can be instantly recalled and displayed individually, as a full-screen group or as a split-screen comparison.

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This pitch-grouping feature allows TV networks to show the pitch-sequence to any hitter for a just completed at bat, immediately after the decisive pitch has crossed home plate. It can also display any number of pitches in any order to illustrate crucial pitches, key at bats, enticing matchups, or pitching tendencies. For example, the pitch-grouping feature might be used to show the location of all the pitches that resulted in hits before a pitcher was pulled in favor of a reliever, or it might show the pitch-sequences used to strike out a
 .320 hitter three times in a game. Because SuperVision PitchTrax stores every pitch throughout the season, the grouping feature could also be used to show how a particular relief pitcher worked to a certain slugger the last time they faced one another before the matchup actually occurs again in today's game. Any group can be displayed as a full-screen graphic, as a split-screen comparison (between two at bats for example) or as a split-screen combining any other video source with the SuperVision PitchTrax display. All of SuperVision PitchTrax's features combine to make it the most comprehensive tool in baseball when it comes to illustrating the difference between certain kinds of pitches, describing pitching trends within the game, showing outstanding pitches made or costly mistakes given up, and comparing key at bats and situations during a game. SuperVision PitchTrax brings new color to broadcast commentary and adds replay options during television coverage. Importantly, SuperVision PitchTrax can also generate revenue for the television networks as a new medium for advertiser sponsorship. And, as with all of the Company's products SuperVision PitchTrax can be applied into other areas, such as webcasting, "Interactive TV" and video game development as well.

Beyond its applications in broadcasting, webcasting and "Interactive TV", SuperVision can also be used as an aid to the players, coaches and team management. To date, the system has been used by the Anaheim Angels, Atlanta Braves, Arizona Diamondbacks, Boston Red Sox, Chicago Cubs, Chicago White Sox, Cincinnati Reds, Cleveland Indians, Colorado Rockies, Detroit Tigers, Florida Marlins, Houston Astros, Los Angeles Dodgers, New York Mets, New York Yankees, Oakland Athletics, San Diego Padres, San Francisco Giants, Tampa Bay Devil Rays and Texas Rangers, during games which aired over various television networks.

In addition to a growing number of regional television contracts during the regular season, SuperVision PitchTrax was most recently contracted on an international scale by CBS Sportsline and MajorLeagueBaseball.com for Internet coverage of the 1999 World Series between the Yankees and Braves, and the 1999 Major League Baseball All-Star Game from Fenway Park in Boston. In 1998

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SuperVision was featured on Williams ChoiceSeat in-stadium interactive system during the World Series between the Yankees and Padres. In 1997 SuperVision was contracted nationally by NBC Sports during its coverage of both the National League Championship Series and the World Series between the Marlins and Indians.

Efforts are also currently under way to further introduce SuperVision PitchTrax internationally, with a strong emphasis being focused on Japanese and Australian professional baseball.

GolfProView. This is used during television golf coverage as an "instant preview". The GolfProView system locates the golfer's ball on the green, then proceeds to calculate and display the optimal putt path using 3D graphics. In addition, GolfProView displays in real-time the exact distance to the hole, the ball's height with respect to the cup and quantifies the break or breaks in inches. GolfProView is very unique, and actually differs from the Company's other products in the fact that it is used during TV golf coverage primarily as an "instant preview" rather than as an "instant replay." The GolfProView system focuses on the crucial putting aspect of the game and it features the ability to quickly calculate and display a real-time, three-dimensional animation which shows the optimal putt-path to the hole for any lie on any green. TV networks using GolfProView are able to show viewers the best way to approach any putt before a player actually steps up to take the shot, because as soon as the ball lands anywhere on the putting-surface the system locates it and quickly calculates the optimal putt-path (taking into account the rises, dips and overall contour of the green). GolfProView displays a computer-generated, three-dimensional model of each putting green and its surroundings using digital imagery and contour mapping, and the real-time animation can be viewed from any angle to better illustrate the intricacies behind the short game than ever before possible. As the most comprehensive tool in golf coverage today, GolfProView also measures and displays the most critical information about each putt, including the distance to the cup; the height of each lie above or below the hole; and the break or breaks of the putt across the green. These features combine to bring a new life to broadcast commentary and add a one-of-a-kind "instant preview" option for the networks during TV coverage. As with the Company's other broadcast enhancement products, GolfProView also has the potential to generate revenue for the TV networks as a new medium for advertiser sponsorship. And, GolfProView can be applied beyond its broadcasting applications into such areas as webcasting, "Interactive TV," and video games.

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Since its television debut in 1995, during NBC's coverage of the World Cup of
Golf from Shenzen, China, GolfProView has been highlighted during additional international tournaments on several TV networks. In 1996 The Sports Network
(TSN) contracted to use GolfProView during its coverage of the Greater Vancouver Open. Also in 1996, GolfProView was prominently displayed by SABC and NBC during the World Cup Tournament in Cape Town, South Africa and by SABC and FOX during the Million-Dollar Challenge from Sun City, South Africa. In 1997 and 1998 GolfProView was aired nationally throughout Canada during TSN's coverage of the Greater Vancouver Open.

TennisProView. The TennisProView system instantly captures and displays the exact speed, trajectory and court impact of each serve during a tennis match. TennisProView creates a virtual replay for television and a behind-the-scenes analysis tool for commentators, providing spray charts, serve analysis and player comparisons. Working with Live Motion Company of Wiesbaden, Germany and Atlantic Aerospace Electronics Corporation of Boston, MA, in a manner very similar to the Company's SuperVision PitchTrax system for baseball, TennisProView uses the Company's patented motion-tracking technology to capture live action during match play tennis and instantly create a computer-generated, three-dimensional view of the exact trajectory, movement, speed and court location of the ball. As with the Company's other television enhancement products, TennisProView's three-dimensional perspective can be shown from any angle or zoom level to better illustrate the true movement and location of the ball than any TV camera angle can. In addition, because each shot is automatically stored by the software (throughout each game, set and match) any sequence of shots can be instantly recalled and displayed individually, as a full-screen group or as a split-screen comparison. These features combine to make TennisProView the most comprehensive tool in tennis when it comes to showing the exact location of certain shots with respect to the lines, breaking down the difference between first and second serves, illustrating "spray-charts" of serve locations throughout a match, and so much more. All of TennisProView's features bring an exciting new edge to broadcast commentary (providing commentators with a definitive perspective in the booth), and add a replay option for the networks on serves, critical "kill shots" and close line calls. As with all of the Company's broadcast enhancement products, TennisProView also has the potential to generate revenue for the TV networks as a new medium for advertiser sponsorship. TennisProView can also be applied beyond its broadcasting applications into such areas as webcasting, "Interactive TV," and video games.

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Since TennisProView made its television debut in 1998 at the ATP World
Championships, it has already been featured during eleven more international tournaments on a number of major TV networks. Most recently, TennisProView was highlighted on both FOX SportsNet and the Madison Square Garden Network (MSG) during coverage of the Chase Championships from New York City. TennisProView was featured on the World-Feed of the Eurocard-Open in Stuttgart, Germany, which was transmitted to over 150 countries and broadcast by such major networks as ESPN, the BBC, EuroSport and Sky. In May, 1999, TennisProView made its first appearance at a Grand Slam event during French National Television coverage of the French Open. In March, 1999, TennisProView was seen throughout the United States during FOX's national broadcast coverage of both the Lipton Championship and the Family Circle Cup. Later in 1999 TennisProView was featured on various networks during coverage of the WTA Sparkassen Cup from Leipzig, Germany; the Mercedes Cup from Stuttgart, Germany; the Gerry Weber Open; the Franklin Templeton; the Kroger/St. Jude and the Sybase Open.

eBaseball. This is the narrow band transmission of quantified baseball action for interactive television and webcasting. eBaseball has been used by CBS Sportsline, ACTV and Major League Baseball. eSports is the technology the Company has developed to deliver the digital information used to create eReplays, over the Internet. eSports is what makes it possible to take the live-action the Company captures at the site of a sporting event and instantly create the real-time, three-dimensional, moving images that appear on your computer screen as eReplays. Because of eSports, the user can follow the action as it happens, without missing a pitch or a shot. And, unlike many other multi-media sources, eSports does not require additional high bandwidth connections. All the user needs is a simple dial-up connection to the Internet to enjoy the most comprehensive sports coverage the Internet has to offer! eReplays add an exciting new dimension to Internet coverage of live sporting events by bringing the same three-dimensional perspectives the Company provides for the television networks (with products such as SuperVision PitchTrax for baseball, TennisProView and GolfProView) to a home computer. eReplays differ from any other aspect of sports coverage ever offered on the Internet in that they continuously show real-time activity (captured live at the site of each event by the Company's patented motion-tracking technologies) at almost the same time that activity is actually taking place on the field or on the court. eReplays take place on a pitch-by-pitch or shot-by-shot basis so Internet users don't miss any of the live-action as it unfolds. And because eReplays display a three-

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dimensional perspective of each sport, they can often better illustrate certain aspects of the action better than any TV camera angle can.

eReplays are used by sports coverage providers (like cbs.sportsline.com and majorleaguebaseball.com), in conjunction with other comprehensive information about each event, to create what the Company believes is the most provocative and compelling sports coverage ever offered on the Internet.

Current Partners

The Company has a 7-year agreement with Atlantic Aerospace Electronics Corporation ("AAEC"), a Titan (NYSE: TTN) company. AAEC is a leading military software developer specializing in acquiring and tracking multiple targets in real-time. AAEC will provide the Company with all research and development of live-motion-capture tracking technology for future sports related applications in exchange for a 500,000 share equity interest in the Company and 10% of product-related gross sales. The Company has a strategic partnership with Live Motion Company ("LMC") of Wiesbaden, Germany, whereby LMC markets and produces the Company 's products in Europe. The Company and LMC split costs and share profits. So far, LMC has produced the French Open and several German tournaments. LMC and LMC's customers are extremely enthusiastic about this relationship and numerous further projects are under discussion or already finalized.

The Company has a strategic alliance with Siscom Media to database, manage and distribute the data collected by the Company's products. The Company's products will be integrated with Siscom's existing data mining and video indexing systems which are already in use by the NBA, NHL and soon to be beta tested with the Arizona Diamond Backs. The integration of the two companies' technologies will create a new league standard for professional sports. As part of this relationship, the Company will look to develop and integrate its technology into Siscom's existing products for the NBA and NHL. Siscom opens up new markets for the Company, specifically, video-on-demand services for team training, Internet, and Interactive TV.

Silicon Graphics is a long-time sponsor of the Company who provides technology expertise and assistance. Silicon Graphics and the Company are currently working on a major technology initiative which will be announced in the next few months.

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Research and Development

The Company is committed to the improvement of its present product line and the development of new products to provide the opportunity for growth in an ever-changing market as the 21st century begins. The Company , pursuant to the terms of its agreement with AAEC, is provided with all research and development of live-motion-capture tracking technology for future sports related applications by AAEC, a leading military software developer specializing in acquiring and tracking multiple targets in real-time. The Company believes that its relationship with AAEC is imperative in maintaining its position as a technological leader in the industry.

Employees.

The Company presently has 6 full-time and 20 part time employees from its Deer Park, New York operation.


Item 7.  Description of Property.

The Company's executive offices are located at 160B West Industry Court, Deer Park, New York 11729 in an approximately 4,200 square foot space. The space, which houses all of the Company's current operations, is leased for a period through December 31, 2001, with an option to extend the term for 2 additional years. The annual rent under the lease agreement is $30,282 for 2000 and $31,500 for 2001.

Item 8. Directors, Executive Officers and Significant Employees.

(a)(1) Directors.

       Name                      Age     Director Since
       ----                      ---     --------------
       Michael W. Russo          52      December 1996
       Geoffrey Hibner           50      December 1998
       Felix Marggraff           29      December 1998
       Philip Albanese           57      November 1998
       Paul Baim                 40      December 1998
       William E. Cavanaugh      66      December 1998
       Derek L. Donaldson        56      November 1990
       Barbara Rene Stewart      47      October 1997

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(a)(2) Persons nominated to become directors.

None

(a)(3)  Executive officers.

Michael W. Russo, 52, President.
Deirdre Gallagher, 36, Secretary.

(a)(4)  Persons Chosen to Become Executive Officers.

None.

(a)(5)  Significant employees.

Deirdre Gallagher, 36, Executive Assistant
Edward Plumacher, 39, Marketing Manager
Chris Malone, 36, New Media Manager
Dan Beard, 30, Production Manager
Ron Klimkowski, 57, Sports Marketing

(b)  Family Relationships.

None.

(c)  Business Experience.

Michael W. Russo, President and Director of the Company, has been employed by the Company for the preceding five years. Mr. Russo joined the Company in January 1995 as the Vice President of Investor Relations, a post which he held until December 1997, when he became President of the Company.

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Deirdre Gallagher is the Secretary of the Corporation, having been appointed to the position in December 1999. Prior to her appointment, she served as an Executive Assistant at the Company from January 1998, which position she continues to hold. She served as an Administrative Assistant at the Company from January 1994 through December 1997.

Paul W. Baim is a Director of the Company, having been elected to the position in December 1998. For the past five years, Mr. Baim has been the Director for Software Engineering at Atlantic Aerospace Electronics Corporation in Waltham, MA, which is now a subsidiary of Titan Corporation (NYSE:TTN). His business responsibilities include directing engineering research and development, system architecture, program management, technology assessment and business development.

William E. Cavanaugh, a Director of the Company since December 1998, is a retired business executive. Prior to his retirement in 1996, he was the Chief Operating Officer of the Company for two years.

Philip Albanese has been a Director of the Company since 1998. He has been the President of National Equipment Rental Program, Inc. since 1991.

Geoffrey J. Hibner, a Director of the Company since December 1998, is the Senior Vice President - Finance and Administration and Chief Financial officer of The Timberland Company, which is a wholesaler of footwear, apparel and licensed products. Mr. Hibner has held this position since May 1997. From August 1995 through May 1997, he was the Chief Financial Officer of Frontier Technologies Corporation, and served as the Vice President - Finance for Universal Foods Corporation from July 1988 through January 1995.

Derek L. Donaldson has been a Director of the Company since November 1990. Mr. Donaldson has also served as Secretary of the Company. He is an attorney in Kamloops, British Columbia, Canada, and is the sole shareholder and director of Derek Donaldson Law Corp.

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Barbara Rene Stewart, a Director of the Company since October 1997, is a legal secretary and assistant with Derek Donaldson Law Corp., where she has been employed for 17 years.

Felix Marggraff, a Director of the Company for the last year, is a principal of Live Motion Company in Wiesbaden, Germany.

Edward Plumacher, the Company's Marketing Manager, has been employed by the Company since 1991. Mr. Plumacher oversees the Company's technical operations on a daily basis, and is responsible for the marketing of existing and new products, as well as the set up and coordination of new product installations.

Chris Malone, The New Media Manager of the Company since January 1999, coordinates development of new products and the research into new applications for the Company's products. Prior to holding this position at the Company, Mr. Malone was head of production services since December 1996 when he joined the Company. From November 1993 through December 1996, Mr. Malone was General Manager of Eastern Micro Systems, a small retail computer store.

Dan Beard, as Production manager for the Company, is responsible for setting up and operating video productions for sporting events, including the coordination of required equipment. Mr. Beard has been employed by the Company since June, 1998. He previously was an independent technical director from June, 1997 through June, 1998, and prior to that time served as a TV Director for Cablevision from 1995 through June, 1997.

Ron Klimkowski, in his position as Sports Marketing Director, communicates with sports teams in order to arrange the coordination of installation of the Company's products at stadiums and training facilities, as well as the scheduling of production at sporting events. Mr. Klimkowski, a former major league pitcher with the New York Yankees, has been employed by the Company since January, 1996, and prior to that time worked as a financial consultant at Paine Webber for 3 years.

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(d) Involvement in Certain Legal Proceedings.

    None.

Item 9. Remuneration of Directors and Officers.

Name of Individual or     Capacities In Which         Aggregate
Identity Of Group         Remuneration Was Received   Remuneration
-----------------         -------------------------   ------------

Michael W. Russo          President                   $65,000.00
Deirdre Gallagher         Secretary                   $35,000.00
Directors (8 as a group)  Director                    $0 (each Director receives
                                                      a minimum of 50,000
                                                      options per year)

Item 10. Security Ownership of Management and Certain Security Holders.

Title           Name and                      Amount Owned        Percent
Of              Address of                    Before the          of
Class           Owner                         Offering            Class
-----           -----                         --------            -----

Common          Michael W. Russo
Stock           4 Cutter Court                767,655              2.57%
                W. Islip, NY  11795

Common          Deirdre Gallagher              86,433               .29%
Stock           4 Greenleaf Drive
                Huntington, NY

Common          Ed Plumacher                5,470,333             18.48%
Stock           15 Sexton Drive
                W. Islip, NY  11795

Common          All Officers and Directors  7,258,469             24.52%
Stock           as a Group (9 as a group)

Directors of the Company receive a minimum of 50,000 options to purchase Common Stock of the Company, the final amount being determined by the Board of Directors as a whole based upon proportional worked performed on behalf of the Company. The issuance of such options is then submitted to the shareholders of the Company for approval.

Options Outstanding

Name of                  Amount of Common Stock         Exercise
Holder                   Called for by Options          Price

Michael W. Russo         225,000                        $0.27

Deirdre Gallagher        100,000                        $0.38

Edward Plumacher         180,000                        $0.38

All Officers and
Directors as a Group
(9 Persons)              1,625,000                      $0.35 (weighted average)

All options are currently exercisable.

Item 11. Interest of Management and Others in Certain Transactions.

Pursuant to the terms of the agreements dated September 9, 1998 between AAEC and the Company, the parties have established a strategic alliance. AAEC received certain interests in the Company as the result of such agreements. Paul Baim, a director of the Company, is also the Director for Software Engineering at AAEC and, as a director of the Company, is to receive at least 50,000 options to purchase shares of the Company per annum as compensation for his service in such capacity. In the fiscal year ended June 30, 1999, Mr. Baim received 200,000 options, 75,000 at $0.21 and 125,000 at $0.62. In the current fiscal year, Mr. Baim has received 300,000 options at $0.38. Mr. Baim has no personal

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interest in connection with the agreements between AAEC and the Company.

Pursuant to the terms of the agreements dated June 9, 1998 between LMC and the Company, the parties have established a strategic alliance. LMC received certain interests in the Company as the result of such agreements. Felix Marggraff, a director of the Company, is also a principal of LMC and, as a director of the Company, is to receive at least 50,000 options to purchase shares of the Company per annum as compensation for his service in such capacity. For the fiscal year ended June 30, 1999, Mr. Marggraff received 125,000 options exercisable at $0.21. As a principal of LMC, Mr. Marggraff has a personal interest in connection with the agreements between LMC and the Company.

Item 12.  Securities Being Offered.

No sale of securities is authorized by this filing. The common stock of the Company is being registered under Section 12(b) of the Securities Exchange Act of 1934. The Company has 80,000,000 common shares authorized. Each share of Common Stock is entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available for any of the Company's securities. Upon dissolution, liquidation or winding up of the Company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of Common Stock after-any required distribution to the holders of the preferred stock. All shares of Common Stock outstanding are fully paid and non-assessable and the shares will, when issued upon payment therefore as contemplated hereby, be fully paid and non-assessable. Each holder of Common Stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

              Price Range of Common Stock & Dividends

         The Company's Common Stock, which is presently traded in the over-the-counter market, is traded on the OTC Bulletin Board under the symbol "QSTI". The following table shows the per share range of prices of the Company's Common Stock for the most recent two-year period.

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                           Quarter-Ended

Year                Mar 31    June 30    Sept 30     Dec 31
----                ------    -------    -------     ------

1999      High      $0.78      $0.98      $0.72      $1.02
          Low       $0.37      $0.48      $0.43      $0.31

1998      High      $0.56      $0.51      $0.37      $0.64
          Low       $0.17      $0.22      $0.18      $0.15


              Approximate Number of Equity Security Holders

         At January 31, 2000, the approximate number of holders of record of the Company's Common Stock was 2,500.

              Dividends

         The Company has never paid dividends. At present, the Company does not anticipate paying any dividends on its Common Stock in the foreseeable future and intends to devote any earnings to the development of the Company's business.

              PENNY STOCK

         Until the Company's shares qualify for inclusion in the NASDAQ system, the trading of the Company's securities, if any, will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the securities offered. Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets or $35,000,000 in market capitalization or $500,000 net income in latest fiscal year or 2 or last 3 fiscal years, a $1,000,000 market value of its publicly-traded securities and 500,000 shares in public float. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share. Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

Item 2.  Legal Proceedings.

The Company is the defendant in a legal proceeding commenced in May 1997 in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida by a former employee, Charles F. Mehler. Mr. Mehler has claimed damages of approximately $161,000 for breach of employment agreement, non-payment of wages, including damages therefrom, unreimbursed employment related expenses, and loans made to the Company. The Company has denied the allegations and has filed a counterclaim against Mr. Mehler alleging receipt of funds to which he was not entitled.

Item 3.  Changes In and Disagreements with Accountants

Not applicable.

Item 4.  Recent Sales of Unregistered Securities

On October 1, 1997, the Company commenced an offering through Alexander Wescott & Co., Inc., pursuant to Regulation D of the Securities Act of 1933 (the "Act"), Rule 504, of up to 5,000,000 shares of its common stock at a price of $0.21 per share, which price was later reduced to $0.14 per share. On November 16, 1998, this offering was completed with 5,364,756 shares being sold and issued for a total of $834,399 being received by the Company. Common stock was sold to a total of 40 accredited investors. The proceeds from this offering were used for working capital, legal and accounting fees, consulting fees and office equipment.

In addition, on October 23, 1998, the Company sold shares of its Common Stock at $0.15 per share, subject to Rule 144, to the following individuals for the following reasons:

Recipient                  Number of Shares        Reason for Sale
---------                  ----------------        ---------------

Michael W. Russo             300,000               For prior salary owed
Chris Malone                 300,000               For prior salary owed
Edward Plumacher           4,333,333               For prior salary owed
Dan Beard                    100,000               For prior salary owed
Derek Donaldson              476,666               For accrued legal fees
William Cavanaugh            300,000               For prior salary owed

Item 5. Indemnification of Directors and Officers

The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Wyoming, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company. INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE COMPANY FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST

PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

PART F/S

Financial Statements

The issuer has available audited financial statements for the fiscal years ending June 30, 1999 and June 30, 1998.

                              QUESTEC IMAGING INC.
                         (Formerly SZL Sportsight Inc.)

                     REPORT ON AUDIT OF FINANCIAL STATEMENTS

                        YEARS ENDED JUNE 30, 1999 AND 1998

                              QUESTEC IMAGING INC.
                         (Formerly SZL Sportsight Inc.)
                       Years Ended June 30, 1999, and 1998

                                    CONTENTS

                                                                   PAGE

INDEPENDENT AUDITOR'S REPORT                                         1

BALANCE SHEET                                                        2

STATEMENT OF OPERATIONS                                              3

STATEMENT OF SHAREHOLDERS' EQUITY                                    4

STATEMENT OF CASH FLOWS                                              5

NOTES TO FINANCIAL STATEMENTS                                        6

                                                 ----------------------------
                                                 Radin, Glass & Co., LLP
                                                 ----------------------------
                                                 Certified Public Accountants

                                                 360 Lexington Avenue
                                                 New York, NY 10017
                                                 212.557.7505
                                                 Fax: 212.557.7591

RG

                          INDEPENDENT AUDITOR'S REPORT

                                                               November 3, 1999

Shareholders and Directors
QuesTec Imaging Inc.
Deerpark, New York

         We have audited the accompanying balance sheet of QuesTec Imaging Inc. as of June 30, 1999 and 1998 and the related statement of operations, shareholders' equity (deficit) and cash flows for each of the three years ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, the financial statements present fairly, in all material respects, the financial position of QuesTec Imaging Inc. as of June 30, 1999 and 1998, and the results of its operations and cash flows for each of the three years ended June 30, 1999 in accordance with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses, owes $235,000 in payroll taxes at June 30, 1999 and has a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                       /s/ Radin, Glass LLP

                                       Certified Public Accountants

                              QUESTEC IMAGING, INC.

                                  BALANCE SHEET

                                                                                June 30,
                                                                      ---------------------------
                                                                          1999            1998
                                                                      ---------------------------
    ASSETS

CURRENT ASSETS:
  Cash                                                                $        --     $     3,454
  Accounts receivable                                                      22,811          82,800
  Other assets                                                              5,960             254
                                                                      -----------     -----------
    TOTAL CURRENT ASSETS                                                   28,771          86,508

INTANGIBLE ASSETS, net                                                        570             633

SOFTWARE DEVELOPMENT COSTS, net of amortization
of $40,471 and $O.                                                        255,898              --

FURNITURE AND EQUIPMENT, net                                              123,436          67,249
                                                                      -----------     -----------
                                                                      $   408,675     $   154,390
                                                                      ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Cash overdraft                                                      $     3,259     $        --
  Bank credit line                                                          7,402              --
  Accounts payable                                                        158,979         138,851
  Accrued liabilities                                                     538,770         515,525
  Deferred revenue                                                             --          48,000
  Advance from shareholder                                                 93,183         480,490
                                                                      -----------     -----------
    TOTAL CURRENT LIABILITIES                                             801,593       1,182,866

NOTE PAYABLE                                                                   --          10,000

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY: (DEFICIT)
  Preferred stock, no par value, authorized 10,000,000
   shares; none issued                                                         --              --
  Common stock, no par value; authorized 40,000,000 shares;
   issued and outstanding 29,321,143 shares and
   20,701,274 shares.                                                          --              --
  Paid - in capital                                                     8,762,105       6,668,957
Accumulated deficit                                                    (9,155,023)     (7,707,433)
                                                                      -----------     -----------
    TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                 (392,918)     (1,038,476)
                                                                      -----------     -----------
                                                                      $   408,675     $   154,390
                                                                      ============    ===========

   The accompanying notes are an integral part of these financial statements.

                              QUESTEC IMAGING, INC.

                             STATEMENT OF OPERATIONS


                                              Year ended June 30,
                                 --------------------------------------------
                                        1999             1998         1997
                                 --------------------------------------------

REVENUE
  Products                        $     --       $       --      $    180,513
  Services                           127,944          165,395          84,600
                                 -----------     ------------    ------------
                                     127,944          165,395         265,113
                                 -----------     ------------    ------------

COST OF GOODS SOLD                    95,099           98,639         178,017
GROSS PROFIT                          32,845           66,756          87,096

EXPENSES:
  Amortization and depreciation       59,156           13,494          13,570
  Payroll and consulting             928,359          291,538         511,921
  Cost of aborted acquisition           --               --           152,052
  General and administrative         492,920          887,389         570,507
                                 -----------     ------------    ------------
                                   1,480,435        1,192,421       1,248,050
                                 -----------     ------------    ------------
NET LOSS                        $($1,447,590)    $($1,125,665)   $($1,160,954)
                                 ===========     ============    ============

NET LOSS PER SHARE:
  EARNINGS PER COMMON SHARE      $    ($0.05)    $     ($0.06)         ($0.07)
                                 ===========     ============    ============

WEIGHTED AVERAGE SHARES           26,656,097       18,093,820      15,821,932
                                 ===========     ============    ============



    The accompanying notes are an integral part of these financial statements.

                              QUESTEC IMAGING INC.

                  STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)


                                                         Common Stock                                               Total
                                                  --------------------------      Additional      Accumulated   Shareholders'
                                                  Shares           Amount      Paid in Capital      Deficit       Equity
                                                  ------           ------      ---------------      -------       ------

  BALANCE - JUNE 30, 1996                       15,180,289      $ 5,066,476       $            $ (5,420,814)       $ (354,338)

    Issued through private placement               440,477         185,000                                            185,000
    Issued for options exercised                   599,300         198,979                                            198,979
    Issued for warrants exercised                  566,952         258,352                                            258,352
    Net loss                                                                                     (1,160,954)       (1,160,954)
                                                ----------      ----------        --------     ------------         ---------

  BALANCE - JUNE 30, 1997                       16,787,018       5,708,807               --      (6,581,768)         (872,961)

    Issued through private placement             5,364,756         834,399                                            834,399
    Issued for options exercised                   424,500         125,751                                            125,751
    Shares cancelled                            (1,875,000)                                                                --
    Net loss                                                                                     (1,125,665)       (1,125,665)
                                                ----------      ----------        --------     ------------         ---------

  BALANCE - JUNE 30, 1998                       20,701,274       6,668,957              --       (7,707,433)       (1,038,476)

     Issued through private placement            1,215,000         278,000                                            278,000
     Issued for options exercised                  927,608         320,704                                            320,704
     Issued for warrants exercised                 667,262         217,083                                            217,083
     Debt converted to equity                    5,809,999       1,156,999                                          1,156,999
     Issuance of options for services                                              120,362                            120,362
     Net loss                                                                                    (1,447,590)       (1,447,590)
                                                ----------      ----------        --------     ------------         ---------

    BALANCE - JUNE 30, 1999                     29,321,143      $8,641,743        $120,362     $ (9,155,023)         (392,918)
                                                ==========      ==========        ========     ============          ========


    The accompanying notes are an integral part of these financial statements.

                             QUESTEC IMAGING, INC.

                            STATEMENT OF CASH FLOWS

    CASH PROVIDED BY (USED IN) OPERATING
    ACTIVITIES:

                                                                        Year ended June 30,
                                                         ------------------------------------------
                                                           1999             1998          1997
                                                         ------------------------------------------
    NET LOSS                                            (1,447,590)       (1,125,665)    (1,160,954)
    Add: Non-cash item - amortization and
          depreciation                                      59,156            13,494         13,570
          Stock options issued to employees
            and non-employees for services                 120,362                --             --

    INCREASE (DECREASE) TO CASH ATTRIBUTABLE TO
     CHANGES IN ASSETS AND LIABILITIES:
          Accounts receivable                               59,989           (46,400)       (36,400)
          Inventories                                           --                --         24,977
          Notes receivable                                      --                --         25,000
          Other assets                                      (5,706)            1,137         19,453
          Accounts payable                                  20,128           (91,161)       (41,752)
          Accrued expenses                                  23,245           (41,921)       325,135
          Software development costs                      (296,368)               --             --
          Deferred revenue                                 (48,000)           39,000          9,000
          Bankcredit line                                    7,402                --             --
                                                         ------------------------------------------
                                                        (1,507,382)       (1,251,516)      (821,971)
                                                         ---------        ----------        -------


    CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:

          ISSUANCE OF SHARES                             1,972,786           960,150        711,615
          Proceeds from (payments of)
            advance from shareholders                     (387,307)          313,177        167,313
          Proceeds from (payments of) notes payable        (10,000)           10,000        (56,385)
                                                         ---------        ----------        -------
                                                         1,575,479         1,283,327        822,543
                                                         ---------        ----------        -------

    CASH (USED IN) INVESTING ACTIVITIES:

          Purchase of furniture and equipment              (74,810)          (31,217)            --
                                                         ---------        ----------        -------
                                                           (74,810)          (31,217)            --
                                                         ---------        ----------        -------


   (DECREASE) INCREASE IN CASH                              (6,713)              594            572

    CASH, BEGINNING OF YEAR                                  3,454             2,860          2,288
                                                         ---------        ----------        -------

    (CASH DEFICIT) CASH, END OF YEAR                  $     (3,259)     $      3,454    $     2,860
                                                      ============      ============    ===========



    SUPPLEMENTAL DISCLOSURES
     Interest paid                                    $      4,312      $         --    $        --
     Income taxes paid                                $         --      $         --    $        --



    The accompanying notes are an integral part of these financial statements

                                QUESTEC IMAGING INC.
                           (Formerly SZL Sportsight Inc.)
       (Incorporated under the laws of Wyoming, United States of America)

                         NOTES TO FINANCIAL STATEMENTS

                           YEAR ENDED JUNE 30, 1999

1. THE COMPANY

     Questec Imaging, Inc. (the "Company") was incorporated in 1987 under the Company Act of British Columbia. During the year ended June 30, 1996 the Company changed its name to Questec Imaging, Inc. from SZL Sportsight, Inc. During the year ended June 30, 1998, the Company was continued in Wyoming, United States of America. The Company designs, develops, and markets proprietary software and hardware systems, with shared technology bases, which present three-dimensional computer analyzed images for sports entertainment, business, and industrial markets.

2. SIGNIFICANT ACCOUNTING POLICIES

     a. Software Development Costs- The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. The Company capitalized approximately $296,000 and $0 in years ended June 30, 1999, and 1998 respectively.

     b. Furniture and Equipment- Furniture and equipment are stated at cost and are depreciated using the straight line method over the estimated useful lives of the assets.

     C. Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     d. Loss Per Share- Loss per share is computed on the basis of weighted average number of common shares outstanding during the respective periods.

          On December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share." Earnings per common share are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. The earnings per common share, assuming dilution, computation gives effect to all dilutive potential common shares during the period. The computation assumes that the outstanding stock options and warrants were exercised and that the proceeds were used to purchase common shares of the Company. Earnings per share computation for the years ended June 30, 1997 have been restated to reflect this new standard. For the years ended June 30, 1999, 1998 and 1997 respectively, the Company had no dilutive securities.

     e. Fair Value of Financial Instruments- The carrying amounts reported in the balance sheet for assets and liabilities approximate fair value based on the short term maturity of these instruments.

     f. Accounting for Long-Lived Assets- The Company reviews long-lived assets, certain identifiable assets and any goodwill related to those assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. At June 30, 1999 the Company believes that there has been no impairment of its long-lived assets.

3. BASIS OF PRESENTATION

          The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate the continuation of the Company as a going concern. The Company has reported significant recurring net losses of approximately $1,448,000, $1,126,000 and $1,161,000 in years ended June 30, 1999, 1998 and 1997, respectively. The Company has a working capital deficiency of approximately $773,100 at June 30, 1999 in comparison to $1,096,400 at June 30, 1998 respectively. Consequently, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon the Company's ability to raise capital and ultimately, to generate profitable operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classifications of liabilities that might be necessary should the Company be unable to continue in existence.

          The Company has previously presented its financial statements in accordance with Canadian accounting principles and in Canadian dollars. Effective June 30, 1996, the Company has changed its reporting. These statements are in accordance with United States generally accepted accounting principles and are stated in United States dollars.

4. FURNITURE AND EQUIPMENT

                                                        June 30
                                              ------------------------
                                                 1999           1998
                                              ---------     -----------
     Furniture and equipment                  $226,102       $151,292

     Accumulated depreciation                 (102,666)       (84,043)
                                             ---------       --------
                                              $123,436       $ 67,249
                                             =========       ========

5. ACCRUED LIABILITIES

                                                        June 30
                                              ------------------------
                                                 1999           1998
                                              ---------     -----------
     Accrued taxes                            $234,657      $  46,472

     Accrued payroll                           117,474        188,662

     Litigation settlement                      93,000         88,313

     Accrued expenses                           61,364         93,373

     Accrued professional                       32,275         98,705
                                             ---------       --------
                                              $538,770      $ 515,525
                                             =========       ========

6. ADVANCE FROM SHAREHOLDER

         A shareholder and former officer of the Company had made advances on behalf of the Company over several years, for a portion which advances he had not
                        -8-
     requested reimbursement. During the year ended June 30, 1998, the Board of Directors approved a reimbursement resulting in an amount due the shareholder of $480,490, including amounts previously recorded. The advance is not interest bearing and is due on demand. The remaining balance at June 30, 1999 approximates $93,000.

7. INCOME TAXES

          The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected tax impact of differences between the financial statement and tax impact of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. At June 30, 1999, and 1998, the Company had deferred tax assets of approximately $3,678,000, and $3,200,000, respectively, which represent the tax impact of the Company's net operating loss carryforwards. The Company has recorded a valuation for the full amount of such deferred tax assets.

          As a result of the U.S. Tax Reform Act of 1986, the Company is obligated to pay an alternative minimum tax on its alternative minimum taxable income, even though it has a loss carryforward. These carryforwards are subject to possible limitations on annual utilization if there are "equity structure shifts" or "owner shifts" involving "5% shareholders" (as these terms are defined in Section 382 of the Internal Revenue Code), which result in more than 50 percentage point change in ownership. The company has net operating loss carryforwards approximating $10,600,000 and $9,125,000 at June 30, 1999, and 1998, respectively, available to offset any future taxable income through 2014.

8. ACCRUED PAYROLL TAXES

          The Company owed payroll taxes at June 30, 1999 and 1998 approximating $235,000 and $46,000 respectively.

9. RELATED PARTY TRANSACTIONS

          During the years ended June 30, 1999 and 1998, legal services was provided by an attorney who is also a member of the board of Directors. The balance due at June 30, 1998 was approximately $33,000. The Company repaid the balance in year ended June 30, 1999.

10. DISCONTINUATION OF RETAIL STORE

          The Company's Eastern Micro Systems ("EMS") subsidiary was closed by the assets being levied upon and sold at public auction in November 1996 and January 1997, respectively. The sales for EMS were approximately $181,000 in year ended June 30, 1997.

11. SHARE CAPITAL

     a. Authorized - The authorized share capital of the company consists of 50,000,000 shares, divided into 40,000,000 common shares without par value and 10,000,000 preferred shares without par value.

     b. Certain Shareholder Transactions - In January 1997, certain managing shareholders received, for nominal consideration, an aggregate of 300,000 shares of the Company's common stock. The value of these shares, as recorded by the Company, was $.42, which is the price realized in a contemporaneous transaction involving the exchange of certain debt for shares. In connection with the issuance of these shares, the shareholders relinquished their rights to 300,000 previously issued warrants. The Company has recorded $126,000 as compensation expense upon consummation of this transaction.

c . Escrow Shares:

     i. Principals' shares

          750,000 common shares issued at a price of $.01 per share to two principals of the Company were escrowed pursuant to an escrow agreement dated June 30, 1987. The agreement provides that the principals will be entitled to maintain ownership of these shares if the Company achieves the financial objectives set out in its business plan. The release of the shares is subject to the policies of the Superintendent of Brokers of the Vancouver Stock Exchange.

          During the year ended June 30, 1989, the Vancouver Stock Exchange approved a pro-rata release of 225,000 of the principals' escrowed shares. 525,000 of the principals' shares were canceled in fiscal year June 1998.

     ii. Escrowed shares to be released on the basis of an earn-out formula.

          In connection with the acquisition of Sportsight Inc; 3,000,000 common shares of the Company were escrowed. As of February 22, 1995 1,650,000 of the performance shares were canceled. The remaining 1,350,000 shares previously held by directors and employees of the Company were canceled during fiscal year June 1998.

d. Accounting for Stock Options - The Company accounts for its stock option plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB 25") under which no compensation expense is recognized. In fiscal 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", (SFAS 123") for disclosure purposes; accordingly, no compensation has been recognized in the results of operations for its stock option plan as required by APB 25.

          For disclosure purposes, the fair value of each employee stock option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions used for employee stock options granted during the years ended June 30, 1999, 1998 and 1997; annual dividends of $0.00, expected volatility of 50.0%, and risk-free interest rate of 6.0%, over the expected life of each grant.
     The weighted-average fair value of the employee stock options granted the years ended June 30, 1999, 1998 and 1997 was $.35, $.38 and $0.27 respectively.

          If the Company recognized compensation cost for the employee stock option plan in accordance with SFAS 123, the Company's proforma net loss and loss per share would have been approximately $1.52 Million and $.06 in 1999, and $1.17 million and $0.06 in 1998, and $1.4 million and $0.09 in 1997.

    The following table summarizes the changes in options and warrants outstanding, the weighted-average exercise price as calculated in accordance with SFAS 123, and the related price ranges for shares of the Company's common stock:

                                              STOCK OPTIONS                                      WARRANTS
                                       -------------------------------------------   ---------------------------------
                                                     WEIGHTED        RANGE OF
                                                     AVERAGE          EXERCISE                                WARRANT
                                         SHARES   EXERCISE PRICE       PRICE              SHARES               PRICE
                                         ------   --------------       -----              ------               -----
    OUTSTANDING AT JUNE 30, 1996      1,476,150       1.51         .35 to 2.26         1,917,557           .40 to .80
     Granted/Issued                   1,228,800       0.56         .44 to .88            440,477           .42 to .70
        Expired                              --         --                 --           (478,225)             .42
        Exercised                      (599,300)      0.40         .35 to .47           (566,952)          .42 to .75
        Canceled                       (664,000)      0.67         .35 to 1.20                --                   --
                                     -----------                                      -----------
    Outstanding at June 30, 1997      1,441,650       0.62         .44 to 1.20         1,312,857           .42 to .80
     Granted/Issued                   1,384,782       0.30         .23 to .38                 --                   --
        Expired                         (38,650)      1.15               1.15           (886,669)             .75
        Exercised                      (424,500)      0.30         .23 to .318                --                   --
        Canceled                       (460,000)      0.75         .318 to 1.10               --                   --
                                     -----------                                      -----------

    Outstanding at June 30, 1998      1,903,282       0.39         .23 to 1.20           426,188           .42 to .80
        Granted/Issued                2,160,000       0.47         .20 to .62            857,500           .25 to .30
        Expired                              --         --                 --           (261,902)             .70
        Exercised                      (927,608)      0.45         .21 to .62           (726,786)          .25 to .42
                                     -----------                                      -----------

    Outstanding at June 30, 1999      3,135,674       0.38         .20 to .62            295,000              .30
                                     ===========                                      ===========

     e. Private Placement - In October 1997 through February 1998, the Company issued 5,364,756 shares, raising $834,399. The shares were selling between $.14 and $.21 during this time period.

12. COMMITMENTS AND CONTINGENCIES

          The Company has been involved in the following law suits and claims:

     i. Charles F. Mehler vs. Questec Imaging, Inc. - A suit brought by a former employee of the Company claiming approximately $161,000 for breach of employment agreement, non-payment of wages, including damages therefrom, unreimbursed employment related expenses, and loans made to the Company. The Company intends to vigorously defend this suit as it believes that Mr. Mehler has been fully paid for all services rendered, and that he in fact is the party who violated the employment agreement between the parties. As management believes the Company has no obligation to Mr. Mehler, no accrual has been made with respect to this litigation. Management contends that Mr. Mehler was actually paid in excess of what was due him and he owes the Company money.

     ii. Fraser & Company - A claim with respect to debt for legal services provided in the amount of $15,127. Payments totalling $10,062 and $2,980 were made on this claim in 1999 and 1998 respectively. At June 30, 1999, there was no longer a balance on this claim. The final payoff was in April 1999.

     iii. The Company has agreed to pay an employee additional compensation (over and above current salary) of $60,000 per year for the next four years, without condition. As of June 30, 1998, the employee has a balance due of approximately $177,000. In fiscal year 1999, the balance was paid down resulting in an amount due of approximately $111,000.

     iv. In October 1998, the Company and the New York State Attorney General signed an assurance of discontinuance in which, without admitting or denying certain allegations related to the Company's sale of its stock without proper New York State filings, the Company paid the state $20,000 and agreed not to sell stock in the future in New York without appropriate filings with the Attorney General.

     v. Montreal Trust Company vs Questec Imaging, Inc.- An action commenced with respect to debt and for which judgement was obtained in the amount of $84,000. Questec made payments totalling $6,825 for the year ended June 30, 1999 and payments totalling $7,108 in June 30, 1998, respectively.

     vi. Atlantic Aerospace Electronics Corporation agreement - In September 1998, the Company entered into an agreement with Atlantic Aerospace to collaborate on the development of products that will display real time graphic simulation of players and any and all action on the field of play by combining sensing technology, signal processing, animation software, custom interface software, peripheral hardware equipment, engineer operators and graphic workstations. Atlantic shall retain ownership of the software they develop under this agreement. The parts of each graphic workstation not developed by Atlantic shall be owned by the Company. Atlantic shall grant the Company a license to use executable software libraries Atlantic develops under this agreement. This license shall give the Company perpetual and exclusive rights to use the software for sports related applications. In exchange for this license to use Atlantic's software, the Company, will grant Atlantic options for 500,000 stock options for shares in the common stock of the Company. The Company will also pay Atlantic a 10% royalty on the Company's portion of gross revenues derived directly or indirectly from the sale, license or use of the graphic workstations. The options have a life of 5 years and will be subject to a 1 year restriction.

     vii. In May 1998 the Company entered into an agreement with an individual to perform system development services. The agreement terminates automatically on August 31, 2000. Either party may terminate agreement upon notifying the other party in writing fourteen days prior to termination.

     The Company entered into a lease agreement for office space under noncancellable operating leases on February 1, 1999 and expiring December 31, 2001. Minimum annual rental commitments under noncancellable operating leases as of June 30, 1999 are as follows:

     2000              $29,838
     2001               30,888
     2002               15,750
     2003 - thereafter       -

     Rental expense of $12,250, $5,380 and $4,474 for 1999, 1998, and 1997
     respectively, has been charged to operations.

14. SIGNIFICANT CUSTOMERS

          Approximately 54.2%, 14.0%, 13.3%, and 10.7% of the Company's revenue was derived from four major customers during the year ended June 30, 1999. During the year ended June 30, 1998, approximately 65.4%, 16.4%, and 10.9% of the Company's revenue was derived from three major customers. During the year ended June 30, 1997, there was one major customer which contributed 25.1% of the Company's revenue.

15. SUBSEQUENT EVENTS

     The Company's president exercised 50,000 options on July 9, 1999. A shareholder and former officer of the Company exercised 200,000 options on July 9, 1999 and received 400,000 shares for debt on the same date. An employee of the Company exercised 50,000 options on July 9, 1999. An employee of the Company received 130,000 shares for debt on July 9, 1999.

                              QUESTEC IMAGING INC.
                         (Formerly SZL Sportsight Inc.)

                    REPORT ON AUDIT OF FINANCIAL STATEMENTS

                       YEARS ENDED JUNE 30, 1998 AND 1997

                          INDEPENDENT AUDITOR'S REPORT

Shareholders and Directors
QuesTec Imaging Inc.
Deerpark, New York

     We have audited the accompanying balance sheet of QuesTec Imaging Inc. as of June 30, 1998 and 1997 and the related statement of operations, shareholders' equity and cash flows for each of the three years ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, the financial statements present fairly, in all material respects, the financial position of QuesTec Imaging Inc., as of June 30, 1998 and 1997, and the results of its operations and cash flows for each of the three years ended June 30, 1998 in accordance with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses and has a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                               RADIN, GLASS & CO., LLP
                               Certified Public Accountants

New York, New York
November 25, 1998

                             QUESTEC IMAGING, INC.

                            STATEMENT OF OPERATIONS,

                                                       Year ended June 30,
                                        ---------------------------------------------
                                        1998                1997              1996
                                        ---------------------------------------------
 REVENUE:
 Products                              $      --        $ 180,513        $   811,982
 Services                                165,395           84,600             50,690
                                         -------           ------             ------
                                         165,395          265,113            862,672
                                         -------           ------             ------

 COST OF GOODS SOLD                       98,639          178,017            628,088
 GROSS PROFIT                             66,756           87,096            234,584
 EXPENSES:
  Amortization and depreciation           13,494           13,570             38,388
  Payroll and consulting                 291,538          511,921            917,083
  Cost of aborted acquisition                 --          152,052            408,223
  General and administrative             887,389          570,507            737,660
                                         -------           ------             ------
                                       1,192,421        1,248,050          2,101,354
                                         -------           ------             ------

 NET LOSS                          $ ($1,125,665)   $ ($1,160,954)      $($1,866,770)
                                    ============      ===========        ============

 NET LOSS PER SHARE:

  EARNINGS PER COMMON SHARE        $      ($0.06)   $   $ ($0.07)       $     ($0.13)
                                    ============      ===========        ============

 WEIGHTED AVERAGE SHARES              18,093,820      15,821,932          13,969,564
                                    ============      ===========        ============



 The accompanying notes are an integral part of these financial statements.

                             QUESTEC IMAGING, INC.

                            STATEMENT OF CASH FLOWS



                                                                                Year ended June 30,
                                                                 ---------------------------------------------
                                                                  1998                1997              1996
                                                                 ---------------------------------------------
CASH PROVIDED BY (USED IN) OPERATING
ACTIVITIES:
     Net loss                                                 $  (1,125,665)   $  (1,160,954)   $   (1,866,770)
     Add: Non-cash Item - amortization and depreciation              13,494           13,570            38,388

Changes in working capital items:
     (Increase) decrease in accounts receivable                    (46,400)          (36,400)           22,619
     Decrease (increase) in inventories                                 --            24,977             6,259
     (Increase) decrease in notes receivable                            --            25,000           (25,000)
     Decrease (increase) in other assets                             1,137            19,453           (11,599)
     (Increase) decrease in cash overdraft                              --                --           (12,190)
     (Decrease) increase in accounts payable                       (91,161)          (41,752)               --
     (Decrease) increase in accrued expenses                       (41,921)          325,135            72,527
     Increase (decrease) in deferred revenue                        39,000             9,000                --
                                                             ---------------   -------------    --------------
                                                                (1,251,516)         (821,971)       (1,775,766)
                                                             ---------------   -------------    --------------
CASH PROVIDED BY (USED IN) FINANCING
ACTIVITIES:
     Issuance of shares                                            960,150          711,615          1,935,885
     Proceeds from (payments of) advance from shareholders         313,177          167,313            (29,677)
     Proceeds from (payments of) notes payable                      10,000          (56,385)           (40,000)
                                                             ---------------   -------------    --------------
                                                                 1,283,327          822,543          1,866,208
                                                             ---------------   -------------    --------------
CASH PROVIDED BY (USED IN) INVESTING
ACTIVITIES:
     Purchase of capital assets                                    (31,217)              --            (88,154)
                                                             ---------------   -------------    --------------
                                                                   (31,217)              --            (88,154)
                                                             ---------------   -------------    --------------

INCREASE IN CASH                                                       594              572              2,288
CASH, BEGINNING OF YEAR                                              2,860            2,288                 --
                                                             ---------------   -------------    --------------
CASH, END OF YEAR                                             $      3,454     $      2,860      $       2,288
                                                             ===============   =============    ==============

SUPPLEMENTAL DISCLOSURES
 Interest paid                                                $         --     $         --      $          --
 Income taxes paid                                            $         --     $         --      $          --


     The accompanying notes are an integral part of these financial statements.

     revenues and expenses during the reporting period. Actual results could differ from those estimates.

     d. Loss Per Share- Loss per share is computed on the basis of weighted average number of common shares outstanding during the respective periods.

          On December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share." Earnings per common share are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. The earnings per common share, assuming dilution, computation gives effect to all dilutive potential common shares during the period. The computation assumes that the outstanding stock options and warrants were exercised and that the proceeds were used to purchase common shares of the Company. Earnings per share computation for the years ended June 30, 1997 and 1996 have been restated to reflect this new standard. For the years ended June 30, 1998, 1997 and 1996 respectively, the Company had no dilutive securities.

     e. Fair Value of Financial Instruments- The carrying amounts reported in the balance sheet for assets and liabilities approximate fair value based on the short term maturity of these instruments.

     f. Accounting for Long-Lived Assets- The Company reviews long-lived assets, certain identifiable assets and any goodwill related to those assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. At June 30, 1998 the Company believes that there has been no impairment of its long-lived assets.

3. BASIS OF PRESENTATION

          The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate the continuation of the Company as a going concern. However, the Company has reported significant recurring net losses of $1,125,700, $1,161,000 and $1,866,800 in 1998, 1997 and 1996,

6. ADVANCE FROM SHAREHOLDER

        A shareholder and former officer of the Company had made advances on behalf of the Company over several years, for a portion which advances he had not requested reimbursement. During the year ended June 30, 1998, the Board of Directors approved a reimbursement resulting in an amount due the shareholder of $480,490, including amounts previously recorded. The advance is not interest bearing and is due on demand.

7. INCOME TAXES

          The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected tax impact of differences between the financial statement and tax impact of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. At June 30, 1998, and 1997, the Company had deferred tax assets of approximately $3,200,000, and $2,800,000, respectively, which represent the tax impact of the Company's net operating loss carryforwards. The Company has recorded a valuation for the full amount of such deferred tax assets.

          As a result of the U.S. Tax Reform Act of 1986, the Company is obligated to pay an alternative minimum tax on its alternative minimum taxable income, even though it has a loss carryforward. These carryforwards are subject to possible limitations on annual utilization if there are "equity structure shifts" or "owner shifts" involving "5% shareholders" (as these terms are defined in Section 382 of the Internal Revenue Code), which result in more than 50 percentage point change in ownership. The company has net operating loss carryforwards approximating $9,125,000 and $8,000,000 at June 30, 1998, and 1997, respectively, available to offset any future taxable income through 2013.

     consideration, an aggregate of 300,000 shares of the Company's common stock. The value of these shares, as recorded by the Company, was $.42, which is the price realized in a contemporaneous transaction involving the exchange of certain debt for shares. In connection with the issuance of these shares, the shareholders relinquished their rights to 300,000 previously issued warrants. The Company has recorded $126,000 as compensation expense upon consummation of this transaction.

c.  Escrow Shares:

     i. Principals' shares

          750,000 common shares issued at a price of $.01 per share to two principals of the Company were escrowed pursuant to an escrow agreement dated June 30, 1987. The agreement provides that the principals will be entitled to maintain ownership of these shares if the Company achieves the financial objectives set out in its business plan. The release of the shares is subject to the policies of the Superintendent of Brokers of the Vancouver Stock Exchange.

          During the year ended June 30, 1989, the Vancouver Stock Exchange approved a pro-rata release of 225,000 of the principals' escrowed shares. 525,000 of the principals' shares were canceled in fiscal year June 1998.

    ii. Escrowed shares to be released on the basis of an earn-out formula.

          In connection with the acquisition of Sportsight Inc; 3,000,000 common shares of the Company were escrowed. As of February 22, 1995 1,650,000 of the performance shares were canceled. The remaining 1,350,000 shares previously held by directors and employees of the Company were canceled during fiscal year June 1998.

     d. Accounting for Employee Stock Options - The Company accounts for its stock option plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB 25") under which no compensation expense is recognized.

    The following table summarizes the changes in options and warrants outstanding, the weighted-average exercise price as calculated in accordance with SFAS 123, and the related price ranges for shares of the Company's common stock:

                                                  Stock Options                                      Warrants
                                       ------------------------------------------------       -----------------------------
                                                             Weighted        Range of
                                                              Average        Exercise                            Warrant
                                           Shares         Exercise Price      Price              Shares           Price
                                       ------------------------------------------------       -----------------------------
    Outstanding at June 30, 1995          840,400           0.34           .26 to .63          1,111,112      .40 to .42
     Granted/Issued                     1,875,000           2.26              2.26               957,500      .75 to .80
        Exercised                        (831,536)          2.26              2.26              (151,055)     .75 to .80
        Expired                          (407,714)          1.30           .35 to 2.26                --              --
                                       ----------                                             ----------
    Outstanding at June 30, 1996        1,476,150           1.51           .35 to 2.26         1,917,557      .40 to .80
     Granted/Issued                     1,228,800           0.56           .44 to .88            440,477      .42 to .70
        Expired                                --             --                   --           (478,225)         .42
        Exercised                        (599,300)          0.40           .35 to .47           (566,952)     .42 to .75
        Canceled                         (664,000)          0.67           .35 to 1.20                --              --
                                       ----------                                             ----------

    Outstanding at June 30, 1997        1,441,650           0.62           .44 to 1.20         1,312,857      .42 to .80
     Granted/Issued                     1,384,782           0.30           .23 to .38                 --              --
        Expired                           (38,650)          1.15              1.15              (586,669)         .75
        Exercised                        (424,500)          0.30           .23 to .318                --              --
        Canceled                         (460,000)          0.75          .318 to 1.10                --              --
                                       ----------                                             ----------

    Outstanding at June 30, 1998        1,903,282           0.39           .23 to 1.20            426,188      .42 to .80
                                       ==========                                             ==========

14. SIGNIFICANT CUSTOMERS

          Approximately 65.4%, 16.4%, and 10.9% of the Company's revenue was derived from three major customers during the year ended June 30, 1998. During the year ended June 30, 1997, there was one major customer which contributed 25.1% of the Company's revenue.

Management is currently discussing SuperVision as well as other products for Choice Seat's 1999 productions.

     During the 1998 regular baseball season, SuperVision was broadcast by FOX Sports Bay Area, Fox Sports Chicago, FOX Sports New York, FOX Sports Ohio, FOX Sports Southwest, Madison Square Garden Network and WABU Boston. Our productions with WABU came after 18 months of discussions and a NO for the 1997 season. During the second half of the season, SuperVision was sponsored by the "Gillette Mach 3", on WABU's coverage of the Boston Red Sox.

     In late August, QuesTec's GolfProView product was once again featured by The Sports Network (TSN), during their coverage of The Greater Vancouver Open. This was QuesTec's third appearance at the GVO, and the company's 5th PGA event. This year the GOLF Channel also aired the GVO, which allowed millions of viewers in the United States and Asia to see GolfProView. This years production team was comprised of both QuesTec and Live Motion Company personnel. The GVO was the perfect training venue for our German partners. GolfProView is currently being marketed for the PGA Tour and the European PGA Tour.

     QuesTec has been in negotiations with FOX Sports Net for more than a year. Management realizes that shareholders expectations often exceed company progress. To date, the company is able to fully comply with all of FOX Sports Net's production requirements. The company is waiting for FOX Sports Net to resolve their own "sponsorship rights issues". This is something that must be worked out between production and the two independent marketing organizations at FOX Sports Net. QuesTec management will make a public announcement at the appropriate time. Shareholders are asked not to ask or speculate on this matter until management has made a public statement.

     The addition of Atlantic Aerospace as a strategic partner not only advances and greatly improves QuesTec's existing product base, but it allows the company to step up development of new sports related products for television and internet broadcasting. This relationship provides QuesTec a research and development organization that exceeds anything the company could put together on its own. Development will no longer be compromised by the company's cash flow or limited resources.

     QuesTec has put together the most comprehensive and experienced computer visualization and production services team in the world. The company is aggressively marketing its products and production services on a global basis. QuesTec's services are being promoted to Leagues, Networks, Sponsors and internet providers on a world wide basis. The company is currently in discussions with an Australian company to provide products and services to the Pacific Rim.

     Management has continued to pay down debt and clean up the company's financial statements. The company has been working closely with the Internal Revenue Service and the New York State Attorney General's office to insure that QuesTec is and will continue to remain in full compliance.

     Management believes that the developments of this last fiscal year have established the proper foundation for growth and expansion.

                              QUESTEC IMAGING INC.
                           (Formerly SZL Sportsight Inc.)

                         REPORT ON FINANCIAL STATEMENTS

                   3 MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

                                QUESTEC IMAGING INC.
                           (Formerly SZL Sportsight Inc.)
                    3 Months Ended September 30, 1999, and 1998

                                    CONTENTS

                                                   PAGE

    BALANCE SHEET                                    1

    STATEMENT OF OPERATIONS                          2

    STATEMENT OF CASH FLOWS                          3

    NOTES TO FINANCIAL STATEMENTS                    4

                             QUESTEC IMAGING, INC.

                                 BALANCE SHEET

                                                  SEPTEMBER 30,
                                         --------------------------
                                          1999               1998
             ASSETS                      --------------------------

CURRENT ASSETS:
Accounts receivable                     $    27,480      $  41,800
Other assets                                  5,960             --
                                        -----------      ----------
TOTAL CURRENT ASSETS                         33,440         41,800

INTANGIBLE ASSETS, net                          554         75,676

SOFTWARE DEVELOPMENT COSTS,
     net of amortization                    266,432             --

FURNITURE AND EQUIPMENT, net                126,877         63,800
                                        -----------      ----------
                                        $   427,303        181,276
                                        ===========      ==========

       LIABILITIES

CURRENT LIABILITIES:
Cash overdraft                                5,847        $ 4,368
Bank credit line                              9,792         10,000
Accounts payable                            172,465        149,748
Accrued liabilities                         424,603        562,721
                                        -----------      ----------
TOTAL CURRENT LIABILITIES                   612,707        726,837

ADVANCE FROM SHAREHOLDER                         --        535,542
NOTE PAYABLE                                     --         10,000
                                        -----------      ----------
                                            612,707      1,272,379
                                        -----------      ----------

SHAREHOLDERS' EQUITY:

Preferred stock, no par value,
 authorized 10,000,000 shares;
 none issued                                     --             --

Common stock, no par value; authorized
 40,000,000 shares; issued and
 outstanding 30,251,543 shares
 at September 30, 1999 and 20,701,274
 shares at September 30, 1998                    --             --

Paid - in capital                         9,178,139      6,670,023

Accumulated deficit                      (9,363,543)    (7,761,126)
                                        -----------      ----------

                                          (185,404)     (1,091,103)
                                        -----------      ----------
                                        $  427,303    $    181,276
                                        ==========    ============

Approved by the Directors

-------------------------------------------------------------------------------
Michael W. Russo
Director

Derek Donaldson
-------------------------------------------------------------------------------
Director


   The accompanying notes are an integral part of these financial statements.

                         QUESTEC IMAGING, INC.

                        STATEMENT OF OPERATIONS


                                              Three months ended September 30,
                                              --------------------------------
                                                  1999             1998
                                              --------------------------------
Sales                                         $   45,130        $   76,000

Cost of sales                                     37,208            23,689
                                             -----------       -----------
Gross profit                                       7,922            52,311
                                             -----------       -----------

Expenses:

   Accounting and legal and consulting           (22,228)           25,432
   Amortization and depreciation                  27,927             8,471
   Bank charges and interest                       2,929             1,439
   Marketing & advertising                         9,095               104
   Office supplies and expenses                   (1,023)            1,286
   Telephone                                       3,199             3,159
   Travel and entertainment                       43,961            (8,720)
   Transfer agent and public company fees            930             2,958
   Postage and shipping                            4,548             2,993
   Salaries and payroll taxes                    123,523            62,875
   Rent                                            7,800               336
   Equipment rental                                4,605                --
   Utilities                                         976                --
   New York State franchise tax                        -               380
   Rubbish removal                                   104                --
   Insurance                                      10,096             5,291
                                             -----------       -----------
                                                 216,442           106,004
                                             -----------       -----------

   Loss for period                              (208,520)          (53,693)
   Deficit, beginning of period                9,155,023         7,707,433
                                             -----------       -----------
   Deficit, end of period                    $ 9,363,543       $ 7,761,126
                                             ===========       ===========

   Loss per Common Share                     $     (0.01)      $     (0.00)
                                             ===========       ===========

   Weighted Average Shares                   $29,033,631       $19,692,268
                                             ===========       ===========

              The accompanying notes are an integral part of these
                             financial statements.

                             QUESTEC IMAGING, INC.

                            STATEMENT OF CASH FLOWS

                                               Three months ended September 30,
                                               --------------------------------
                                                     1999            1998
                                               --------------------------------

CASH PROVIDED BY (USED IN) OPERATING
ACTIVITIES:
     Loss for period                           $  (208,520)      $  (53,693)
     Add: Non-cash item
          -- depreciation and amortization          27,927            8,471

Changes in non-cash working capital items:
     Accounts receivable                            (4,669)          41,000
     Other assets                                       --              254
     Intangible assets                                  --          (80,062)
     Software development costs                    (30,793)              --
     Deferred revenue                                   --          (48,000)
     Bankcredit line                                 2,390           10,000
     Accounts payable and accrued liabilities     (100,683)          58,090
                                               -----------         ---------
                                                  (314,348)         (63,940)
                                               -----------         ---------

CASH PROVIDED BY (USED FOR) FINANCING
ACTIVITIES:
     Share capital                                 416,034            1,066
     Advances from shareholders                    (93,183)          55,052
                                               -----------         ---------
                                                   322,851           56,118
                                               -----------         ---------
CASH PROVIDED BY (USED IN) INVESTING
ACTIVITIES:
     Purchase of capital assets                    (11,091)              --
                                                  -------
                                                   (11,091)              --
                                               -----------         ---------

INCREASE (DECREASE) IN CASH                         (2,588)          (7,822)

CASH, BEGINNING OF PERIOD                           (3,259)           3,454
                                               -----------         ---------

CASH, END OF PERIOD                            $    (5,847)       $  (4,368)
                                               ===========         =========

SUPPLEMENTAL DISCLOSURES
     Interest paid                             $        59        $      --
     Income taxes paid                         $        --        $      --


                  The accompanying notes are an integral part
                        of these financial statements.

                              QUESTEC IMAGING INC.
                         (Formerly SZL Sportsight Inc.)
         (Incorporated under the laws of Wyoming, United States of America)

                         NOTES TO FINANCIAL STATEMENTS

                     THREE MONTHS ENDED SEPTEMBER 30, 1999

1. THE COMPANY

     Questec Imaging, Inc. (the "Company") was incorporated in 1987 under the Company Act of British Columbia. During the year ended June 30, 1996 the Company changed its name to Questec Imaging, Inc. from SZL Sportsight, Inc. During the year ended June 30, 1998, the Company was continued in Wyoming, United States of America. The Company designs, develops, and markets proprietary software and hardware systems, with shared technology bases, which present three-dimensional computer analyzed images for sports entertainment, business, and industrial markets.

2. SIGNIFICANT ACCOUNTING POLICIES

     a. Software Development Costs - The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The Company capitalized approximately $ 20,300 and $5,000 for the three months ended September 30, 1999, and 1998 respectively.

     b. Furniture and Equipment - Furniture and equipment are stated at cost and are depreciated using the straight line method over the estimated useful lives of the assets.

     c. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     d. Loss Per Share - Loss per share is computed on the basis of weighted average number of common shares outstanding during the respective periods.

          On December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share." Earnings per common share are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. The earnings per common share, assuming dilution, computation gives effect to all dilutive potential common shares during the period. The computation assumes that the outstanding stock options and warrants were exercised and that the proceeds were used to purchase common shares of the Company. Earnings per share computation for the period ending September 30, 1999 and 1998 have been restated to reflect this new standard. For the periods ended September 30, 1999 and 1998, the Company had no dilutive securities.

     e. Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for assets and liabilities approximate fair value based on the short term maturity of these instruments.

     f. Accounting for Long-Lived Assets - The Company reviews long-lived assets, certain identifiable assets and any goodwill related to those assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. At September 30, 1999 the Company believes that there has been no impairment of its long-lived assets.

3. BASIS OF PRESENTATION


          The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate the continuation of the Company as a going concern. However, the Company has reported significant recurring net losses of $208,520, and $53,693 for the three months ended 1999 and 1998, respectively. The Company has a working capital deficiency of approximately $579,000 at September 30, 1999 in comparison to $685,000 at September 30, 1998 respectively. Consequently, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon the Company's ability to raise capital and ultimately, to generate profitable operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classifications of liabilities that might be necessary should the Company be unable to continue in existence.

          The Company has previously presented its financial statements in accordance with Canadian accounting principles and in Canadian dollars. Effective June 30, 1996, the Company has changed its reporting. These statements are in accordance with United States generally accepted accounting principles and are stated in United States dollars.

4. FURNITURE AND EQUIPMENT

                                                      September 30,
                                          ---------------------------------
                                           1999                       1998
                                          ---------                --------
     Furniture and equipment              $ 237,193                $ 151,292
     Accumulated depreciation              (110,316)                 (87,492)
                                          ---------                ---------
                                          $ 126,877                $  63,800
                                          =========                =========

5. ACCRUED LIABILITIES

                                                      September 30,
                                          ---------------------------------
                                           1999                       1998
                                          ---------                --------

    Accrued taxes                         $ 258,940                 $ 47,549
    Accrued payroll                             962                  248,170
    Litigation settlement                    92,349                  102,249
    Accrued expenses                         61,552                   44,622
    Accrued professional                     10,800                  120,131
                                          ---------                  -------
                                          $ 424,603                $ 562,721
                                          =========                =========

6. ADVANCES FROM SHAREHOLDER

          A Shareholder and former officer of the Company had made advances on behalf of the Company over several years, for a portion which advances he had not requested reimbursement. During the year ended June 30, 1998, the Board of Directors approved a reimbursement resulting in an amount due the shareholder of $480,490, including amounts previously recorded. The advance is not interest bearing and is due on demand. The remaining balance at September 30, 1999 is $0.

7. INCOME TAXES

          The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") . SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected tax impact of differences between the financial statement and tax impact of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. At September 30, 1999, and 1998, the Company had deferred tax assets of approximately $3,275,000, and $3,200,000 representing the tax impact of the Company's net operating loss carryforwards. The Company has recorded a valuation for the full amount of such deferred tax assets.

          As a result of the U.S. Tax Reform Act of 1986, the Company is obligated to pay an alternative minimum tax on its alternative minimum taxable income, even though it has a loss carryforward. These carryforwards are subject to possible limitations on annual utilization if there are "equity structure shifts" or "owner shifts" involving "5% shareholders" (as these terms are defined in Section 382 of the Internal Revenue Code), which result in more than 50 percentage point change in ownership. The company has net operating loss carryforwards approximating $10,800,000 at September 30, 1999, available to offset any future taxable income through 2014.

8. ACCRUED PAYROLL TAXES

          The Company owed payroll taxes at September 30,

    1999, and 1998 approximating $259,000 and $47,500 respectively.

9. RELATED PARTY TRANSACTIONS

         During the periods ended September 30, 1999 and 1998, legal services was provided by an attorney who is also a member of the board of Directors. The balance due at September 30, 1999, and 1998 were approximately $0 and $100,500 respectively.

10. SHARE CAPITAL

     a. Authorized- The authorized share capital of the Company consists of 50,000,000 shares, divided into 40,000,000 common shares without par value and 10,000,000 preferred shares without par value.

     b. Escrow Shares:

     i. Principals' shares

          750,000 common shares issued at a price of $.01 per share to two principals of the Company were escrowed pursuant to an escrow agreement dated June 30, 1987. The agreement provides that the principals will be entitled to maintain ownership of these shares if the Company achieves the financial objectives set out in its business plan. The release of the shares is subject to the policies of the Superintendent of Brokers of the Vancouver Stock Exchange.

          During the year ended June 30, 1989, the Vancouver Stock Exchange approved a pro-rata release of 225,000 of the principals' escrowed shares. 525,000 of the principals' were canceled in fiscal year June 1998.

     ii. Escrowed shares to be released on the basis of an earn-out formula.

          In connection with the acquisition of Sportsight Inc; 3,000,000 common shares of the Company were escrowed. As of February 22, 1995 1,650,000 of the performance shares were canceled. The remaining 1,350,000 shares previously held by directors and employees of the Company were canceled during fiscal year June 1998.

     c . Accounting for Employee Stock Options - The Company accounts for its stock option plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB 25") under which no compensation expense is recognized. In fiscal 1997, the Company adopted SFAS No. 123,
     "Accounting for Stock-Based Compensation", (SFAS 123") for disclosure purposes; accordingly, no compensation has been recognized in the results of operations for its stock option plan as required by APB 25.

     d. Private Placement - In October 1997 through February 1998, the Company issued 5,364,756 shares, raising $834,399. The shares were selling between $.14 and $.21 during this time period.

11. COMMITMENTS AND CONTINGENCIES

    The Company has been involved in the following law suits and claims:

     i. Charles F. Mehler vs. Questec Imaging, Inc. - A suit brought by a former employee of the Company claiming approximately $161,000 for breach of employment agreement, non-payment of wages, including damages therefrom, unreimbursed employment related expenses, and loans made to the Company. The Company intends to vigorously defend this suit as it believes that Mr. Mehler has been fully paid for all services rendered, and that he in fact is the party who violated the employment agreement between the parties. As management believes the Company has no obligation to Mr. Mehler, no accrual has been made with respect to this litigation. Management contends that Mr. Mehler was actually paid in excess of what was due him and he owes the Company money.

     ii. Fraser & Company - A claim with respect to debt for legal services provided in the amount of $15,127. Payments of $0 and $520 were made on this claim during the periods ended September 30, 1999 and 1998 respectively. At September 30, 1999, there was no longer a balance on this claim. The final payoff was in April 1999.

     iii. The Company has agreed to pay an employee additional compensation (over and above current salary) of $60,000 per year for the next four years, without condition. As of September 30, 1999, the employee has a balance due of approximately $39,000 in comparison to $195,000 at

    September 30, 1998.

     iv. In October 1998, the Company and the New York State Attorney General signed an assurance of discontinuance in which, without admitting or denying certain allegations related to the Company's sale of its stock without proper New York State filings, the Company paid the state $20,000 and agreed not to sell stock in the future in New York without appropriate filings with the Attorney General.

     v. Montreal Trust Company vs Questec Imaging, Inc.- An action commenced with respect to debt and for which judgement was obtained in the amount of $84,000. Questec made payments totalling $650 and $1,400 during the periods ended September 30, 1999 and 1998 respectively.

     vi. Atlantic Aerospace Electronics Corporation agreement - In September 1998, the Company entered into an agreement with Atlantic Aerospace to collaborate on the development of products that will display real time graphic simulation of players and any and all action on the field of play by combining sensing technology, signal processing, animation software, custom interface software, peripheral hardware equipment, engineer operators and graphic workstations. Atlantic shall retain ownership of the software they develop under this agreement. The parts of each graphic workstation not developed by Atlantic shall be owned by the Company. Atlantic shall grant the Company a license to use executable software libraries Atlantic develops under this agreement. This license shall give the company perpetual and exclusive rights to use the software for sports related applications. In exchange for this license to use Atlantic's software, the Company, will grant Atlantic options for 500,000 stock options for shares in the common stock of the Company. The Company will also pay Atlantic a 10% royalty on the Company's portion of gross revenues derived directly or indirectly from the sale, license or use of the graphic workstations. The option has a life of 5 years and will be subject to a 1 year restriction.

12. SIGNIFICANT CUSTOMERS

          Approximately 41.0%, 21.9% 21.6% and 11.1% of the Company's revenue was derived from four major customers during the quarter ended September 30, 1999. During the quarter ended September 30, 1998, approximately 63.2%, 23.6% and 13.2% of the Company's revenue was derived from three major customers.

                              QUESTEC IMAGING INC.
                         (Formerly SZL Sportsight Inc.)

                         REPORT ON FINANCIAL STATEMENTS

                   6 MONTHS ENDED DECEMBER 31, 1999 AND 1998

                                QUESTEC IMAGING INC.
                           (Formerly SZL Sportsight Inc.)
                     6 Months Ended December 31, 1999, and 1998

                                    CONTENTS

                                         PAGE

    BALANCE SHEET                          1

    STATEMENT OF OPERATIONS                2

    STATEMENT OF CASH FLOWS                3

    NOTES TO FINANCIAL STATEMENTS          4

                                             QUESTIC IMAGING, INC.
                                                 BALANCE SHEET


                                                 DECEMBER 31,
                                      --------------------------------
                                         1999               1998
                                      --------------------------------

                ASSETS
CURRENT ASSETS:
 Cash                                  $    --             9,757
 Accounts receivable                     3,300            14,683
 Prepaid expenses                           --            77,977
 Other assets                            5,960                --
                                    ----------         ---------
 TOTAL CURRENT ASSETS                    9,260           102,417
 INTANGIBLE ASSETS, net                    538            93,778

 SOFTWARE DEVELOPMENT COSTS,
     net of amortization               268,938                --

 FURNITURE AND EQUIPMENT, net          115,573            64,270
                                    ----------         ---------

                                      $394,309         $ 260,465
                                    ==========         =========
         LIABILITIES

 CURRENT LIABILITIES:
 Cash overdraft                       $  5,139         $      --
 Bank credit line                        9,741             9,608
 Accounts payable                      185,822           125,318
 Accrued liabilities                   416,837           383,489
                                    ----------         ---------
 TOTAL CURRENT LIABILITIES            $617,539           518,415

 ADVANCE FROM SHAREHOLDER                   --                --
                                    ----------         ---------

 SHAREHOLDERS' EQUITY:                 617,539           518,415
                                    ----------         ---------

  Preferred stock, no par value,
     authorized 10,000,000 shares;
     none issued                            --                --

  Common stock, no par value;
     authorized 40,000,000 shares;
     issued and outstanding
     30,651,543 shares at
     December 31, 1999 and
     28,103,881 shares at
     December 31, 1998                     --                 --

 Paid - in capital                  9,369,599         7,896,372

 Accumulated deficit               (9,592,829)       (8,154,322)
                                   -----------       -----------
                                     (223,230)         (257,950)
                                  ------------       -----------
                                  $   394,309       $   260,465
                                    ==========         =========



Approved by the Directors

Michael W. Russo
-------------------------------------------------------------------------------
  Director

Derek Donaldson
-------------------------------------------------------------------------------
  Director


 The accompanying notes are an integral part of these financial statements.

                             QUESTEC IMAGING, INC.

                            STATEMENT OF OPERATIONS

                                                 Six months ended December 31,
                                                 -----------------------------
                                                      1999            1998
                                                 -------------    -------------
    Sales                                        $   78,312           87,083
    Cost of sales                                    74,397           33,472
                                                 -------------    -------------
    Gross profit                                      3,915           53,611
                                                 -------------    -------------

    Expenses:
     Accounting and legal and consulting             (7,672)          63,970
     Amortization and depreciation                   57,540           17,987
     Bank charges and interest                        8,086            7,647
     Marketing & advertising                         14,988           59,547
     Office supplies and expenses                       579            2,378
     Telephone                                        9,507            3,664
     Travel and entertainment                        63,639           17,461
     Transfer agent and public company fees          12,406           32,065
     Postage and shipping                             9,721            7,950
     Education                                          699               --
     Dues & publications                                110              975
     Salaries and payroll taxes                     221,745          274,095
     Rent                                            15,991            2,184
     Equipment rental                                 9,396               --
     Utilities                                        2,123               --
     New York State franchise tax                        --              380
     Rubbish removal                                    242
     Insurance                                       22,621           10,197
                                                 -------------    -------------
                                                    441,721          500,500
                                                 -------------    -------------

    Loss for period                                (437,806)        (446,889)
    Deficit, beginning of period                  9,155,023        7,707,433
                                                 -------------    -------------
    Deficit, end of period                    $   9,592,829     $  8,154,322
                                              ================    =============

    Loss per Common Share                     $       (0.01)    $      (0.02)
                                              ================    =============

    Weighted Average Shares                      29,700,963       22,150,058
                                              ================    =============

                 The accompanying notes are an integral part of
                          these financial statements.

                                                          QUESTEC IMAGING, INC.

                                                        STATEMENT OF CASH FLOWS

                                                 Six months ended December 31,
                                                 -----------------------------
                                                      1999          1998
                                                 -------------    -------------

    CASH PROVIDED BY (USED IN) OPERATING
    ACTIVITIES:
     Loss for period                                    $(437,806)   $ (446,889)
     Add: Non-cash item - depreciation and amortization    57,540        17,987

    Changes in non-cash working capital items:

     Accounts receivable                                   19,511        68,117
     Other assets                                              --           254
     Intangible assets                                         --      (104,085)
     Software development costs                           (55,276)           --
     Deferred revenue                                          --       (48,000)
     Prepaid expenses                                                   (77,977)
     Bankcredit line                                        2,339         9,608
     Accounts payable and accrued liabilities             (95,092)     (145,569)
                                                        ----------     --------
                                                         (508,784)     (726,554)
                                                        ----------     --------

    CASH PROVIDED BY (USED FOR)
    FINANCING ACTIVITIES:

     Note payable                                              --       (10,000)
     Share capital                                        607,494     1,227,415
     Advances from shareholders                           (93,183)     (480,490)
                                                          -------      --------
                                                          514,311       736,925
                                                          -------       -------

    CASH PROVIDED BY (USED IN) INVESTING
    ACTIVITIES:
     Purchase of capital assets                            (7,407)       (4,068)
                                                         --------        ------
                                                           (7,407)       (4,068)
                                                         --------        ------
    INCREASE (DECREASE) IN CASH                            (1,880)        6,303
    CASH, BEGINNING OF PERIOD                              (3,259)        3,454
                                                         --------        ------

    CASH, END OF PERIOD                                  $ (5,139)   $    9,757
                                                         ========    ==========


    SUPPLEMENTAL DISCLOSURES
     Interest paid                                       $  3,220    $    5,000
     Income taxes paid                                   $     --    $       --


    The accompanying notes are an integral part of these financial statements.

                              QUESTEC IMAGING INC.
                           (Formerly SZL Sportsight Inc.)
         (Incorporated under the laws of Wyoming, United States of America)

                         NOTES TO FINANCIAL STATEMENTS

                       SIX MONTHS ENDED DECEMBER 31, 1999

1. THE COMPANY

     Questec Imaging, Inc. (the "Company") was incorporated in 1987 under the Company Act of British Columbia. During the year ended June 30, 1996 the Company changed its name to Questec Imaging, Inc. from SZL Sportsight, Inc. During the year ended June 30, 1998, the Company was continued in Wyoming, United States of America. The Company designs, develops, and markets proprietary software and hardware systems, with shared technology bases, which present three-dimensional computer analyzed images for sports entertainment, business, and industrial markets.

2. SIGNIFICANT ACCOUNTING POLICIES

     a. Software Development Costs- The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The Company capitalized approximately $ 55,300 and $104,000 for the six months ended December 31, 1999, and 1998 respectively.

     b. Furniture and Equipment - Furniture and equipment are stated at cost and are depreciated using the straight line method over the estimated useful lives of the assets.

     c. Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     d. Loss Per Share - Loss per share is computed on the basis of weighted average number of common shares outstanding during the respective periods.

     On December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share." Earnings per common share are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. The earnings per common share, assuming dilution, computation gives effect to all dilutive potential common shares during the period. The computation assumes that the outstanding stock options and warrants were exercised and that the proceeds were used to purchase common shares of the Company. Earnings per share computation for the period ending December 31, 1999 and 1998 have been restated to reflect this new standard. For the periods ended December 31, 1999 and 1998, the Company had no dilutive securities.

     e. Fair Value of Financial Instruments- The carrying amounts reported in the balance sheet for assets and liabilities approximate fair value based on the short term maturity of these instruments.

     f. Accounting for Long-Lived Assets - The Company reviews long-lived assets, certain identifiable assets and any goodwill related to those assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. At December 31, 1999 the Company believes that there has been no impairment of its long-lived assets.

3. BASIS OF PRESENTATION

          The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate the continuation of the Company as a going concern. However, the Company has reported significant recurring net losses of $437,806, and $446,889 for the six months ended 1999 and 1998, respectively. The Company has a working capital deficiency of approximately $608,000 at December 31, 1999 in comparison to $416,000 at December 31, 1998 respectively. Consequently, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon the company's ability to raise capital and ultimately, to generate profitable operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classifications of liabilities that might be necessary should the company be unable to continue in existence.

          The Company has previously presented its financial statements in accordance with Canadian accounting principles and in Canadian dollars. Effective June 30, 1996, the Company has changed its reporting. These statements are in accordance with United States generally accepted accounting principles and are stated in United States dollars.

4. FURNITURE AND EQUIPMENT

                                               December 31,
                                        ------------------------
                                            1999        1998
                                        ---------- -------------
    Furniture and equipment             $ 233,509     $155,360

    Accumulated depreciation             (117,936)     (91,090)
                                         --------      -------
                                        $ 115,573    $  64,270
                                       ==========   ==========

5. ACCRUED LIABILITIES

                                               December 31,
                                        ------------------------
                                            1999        1998
                                        ---------- -------------
    Accrued taxes                       $ 259,911    $ 239,245

    Accrued payroll                        28,691       15,430

    Litigation settlement                  92,349      101,599

    Accrued expenses                       34,086           --

    Accrued professional                    1,800       27,215
                                         --------      -------
                                       $  416,837   $  383,489
                                       ==========   ==========

6. ADVANCES FROM SHAREHOLDER

          A Shareholder and former officer of the Company had made advances on behalf of the Company over several years, for a portion which advances he had not requested reimbursement. During the year ended June 30, 1998, the Board of Directors approved a reimbursement resulting in an amount due the shareholder of $480,490, including amounts previously recorded. The advance is not interest bearing and is due on demand. The remaining balance at December 31, 1999 is $0.

7. INCOME TAXES

          The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected tax impact of differences between the financial statement and tax impact of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. At December 31, 1999, and 1998, the Company had deferred tax assets of approximately $3,332,000, and $3,200,000 representing the tax impact of the Company's net operating loss carryforwards. The Company has recorded a valuation for the full amount of such deferred tax assets.

          As a result of the U.S. Tax Reform Act of 1986, the Company is obligated to pay an alternative minimum tax on its alternative minimum taxable income, even though it has a loss carryforward. These carryforwards are subject to possible limitations on annual utilization if there are "equity structure shifts" or "owner shifts" involving "5% shareholders" (as these terms are defined in section 382 of the Internal Revenue Code), which result in more than 50 percentage point change in ownership. The company has net operating loss carryforwards approximating $11,030,000 at December 31 1999, available to offset any future taxable income through 2014.

8. ACCRUED PAYROLL TAXES

          The Company owed payroll taxes at December 31,

     1999, and 1998 approximating $260,000 and $239,000 respectively.

9. RELATED PARTY TRANSACTIONS

          During the periods ended December 31, 1999 and 1998, legal services was provided by an attorney who is also a member of the board of Directors. The balance due at December 31, 1999, and 1998 were approximately $0 and $0 respectively. Questec also accrued $16,250 in salary to the president who is also a member of the Board of Directors in 1999 and accrued $16,250 in 1998 respectively.

10. SHARE CAPITAL

     a . Authorized- The authorized share capital of the Company consists of 50,000,000 shares, divided into 40,000,000 common shares without par value and 10,000,000 preferred shares without par value.

     b. Escrow Shares:

     i. Principals' shares

          750,000 common shares issued at a price of $.01 per share to two principals of the Company were escrowed pursuant to an escrow agreement dated June 30, 1987 The agreement provides that the principals will be entitled to maintain ownership of these shares if the Company achieves the financial objectives set out in its business plan. The release of the shares is subject to the policies of the Superintendent of Brokers of the Vancouver Stock Exchange.

          During the year ended June 30, 1989, the Vancouver Stock Exchange approved a pro-rata release of 225,000 of the principals' escrowed shares. 525,000 of the principals' were canceled in fiscal year June 1998.

     ii. Escrowed shares to be released on the basis of an earn-out formula.

          In connection with the acquisition of Sportsight Inc; 3,000,000 common shares of the Company were escrowed. As of February 22, 1995 1,650,000 of the performance shares were canceled. The remaining

     1,350,000 shares previously held by directors and employees of the Company were canceled during fiscal year June 1998.

     c. Accounting for Employee Stock Options - The Company accounts for its stock option plan under APB Opinion No. 25, "Accounting for Stock issued to Employees", ("APB 25") under which no compensation expense is recognized. In fiscal 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", (SFAS 123") for disclosure purposes; accordingly, no compensation has been recognized in the results of operations for its stock option plan as required by APB 25.

    d. Private Placement - In October 1997 through February 1998, the Company issued 5,364,756 shares, raising $834,399. The shares were selling between $.14 and $.21 during this time period.

11. COMMITMENTS AND CONTINGENCIES

     The Company has been involved in the following law suits and claims:

     i. Charles F. Mehler vs. Questec Imaging, Inc. - A suit brought by a former employee of the Company claiming approximately $161,000 for breach of employment agreement, non-payment of wages, including damages therefrom, unreimbused employment related expenses, and loans made to the Company. The Company intends to vigorously defend this suit as it believes that Mr. Mehler has been fully paid for all services rendered, and that he in fact is the party who violated the employment agreement between the parties. As management believes the Company has no obligation to Mr. Mehler, no accrual has been made with respect to this litigation. Management contends that Mr. Mehler was actually paid in excess of what was due him and he owes the Company money.

     ii. Fraser & Company - A claim with respect to debt for legal services provided in the amount of $15,127. Payments of $0 and $325 were made on this claim during the periods ended December 31, 1999 and 1998 respectively. At September 30, 1999, there was no longer a balance on this claim. The final payoff was in April 1999.

     iii. The Company has agreed to pay an employee additional compensation (over and above current salary) of $60,000 per year for the next four years, without condition. As of December 31, 1999, the employee has a balance due of approximately $0 in comparison to $25,000 at December 31, 1998.

     iv. In October 1998, the Company and the New York State Attorney General signed an assurance of discontinuance in which, without admitting or denying certain allegations related to the Company's sale of its stock without proper New York State filings, the Company paid the state $20,000 and agreed not to sell stock in the future in New York without appropriate filings with the Attorney General.

     v. Montreal Trust Company vs Questec Imaging, Inc.- An action commenced with respect to debt and for which judgement was obtained in the amount of $84,000. Questec made payments totalling $0 and $650 during the periods ended December 31, 1999 and 1998 respectively.

     vi. Atlantic Aerospace Electronics Corporation agreement - In September 1998, the Company entered into an agreement with Atlantic Aerospace to collaborate on the development of products that will display real time graphic simulation of players and any and all action on the field of play by combining sensing technology, signal processing, animation software, custom interface software, peripheral hardware equipment, engineer operators and graphic workstations. Atlantic shall retain ownership of the software they develop under this agreement. The parts of each graphic workstation not developed by Atlantic shall be owned by the Company. Atlantic shall grant the Company a license to use executable software libraries Atlantic develops under this agreement. This license shall give the company perpetual and exclusive rights to use the software for sports related applications. In exchange for this license to use Atlantic's software, the Company, will grant Atlantic options for 500,000 stock options for shares in the common stock of the Company. The Company will also pay Atlantic a 10% royalty on the Company's portion of gross revenues derived directly or indirectly from the sale, license or use of the graphic workstations. The option has a life of 5 years and will be subject to a 1 year restriction.

12. SIGNIFICANT CUSTOMERS

          Approximately 65.4% 13.2%, and 12.4% of the Company's revenue was derived from three major customers during the quarter ended December 31, 1999. During the quarter ended December 31, 1998, approximately 55.12% 20.7%, 12.7% and 11.5% of the Company's revenue was derived from four major customers.

                                    PART III

Exhibits

Index to Exhibits

2.  Charter and By-Laws

6.  Material Contracts

    6a. Agreements with Atlantic Aerospace Electronics Corporation dated September 9, 1998

    6b.  Agreement with Live Motion Company dated June 9, 1999

15. Private Placement Memorandum dated October 1, 1997.

Item 2.  Description of Exhibits

As listed in the above Index, the appropriate exhibits are being filed. The additional exhibits are marked and filed. The issuer is not a Canadian issuer and is not filing a written consent and power of attorney.

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

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       QUESTEC.COM,INC.

February 28, 2000                      By: /s/ Michael W. Russo
                                           -----------------------------
                                           Michael W. Russo,
                                           President

February 28, 2000                          /s/  Deirdre Gallagher
                                           -----------------------------
                                           Deirdre Gallagher,
                                           Secretary

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